Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

September 12, 2014

Ms. Jessica Barberich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed June 4, 2014
File No. 1-33796

Chimera Investment Corporation
Form 10-Q for the quarterly period ended June 30, 2014
Filed August 11, 2014
File No. 1-33796

Dear Ms. Barberich

We have received your letter dated September 3, 2014 in which you provided comments on our filings referenced above.  As we discussed, it is our intention to respond to your comments no later than Friday, October 3, 2014.

Please feel free to contact me at 212-205-7247.

Very truly yours,

/s/ Rob Colligan

Rob Colligan
Chief Financial Officer